UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                                 FORM 10-SB


   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
                                ISSUERS
   Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       Media and Entertainment.com, Inc.
          ----------------------------------------------------
             (Name of Small Business Issuer in its charter)


               Nevada                                    52-2236253
  --------------------------   -------------------------------------
  (State or other jurisdiction of    (I.R.S. Employer Identification
   incorporation or organization)     Number)



          500 NORTH RAINBOW BLVD., SUITE 300              89107
    ----------------------------------------         --------------
    (Address of principal executive offices)           (zip code)


    Issuers telephone number:  (702) 221-1935
                              ----------------

Securities to be registered under section 12(b) of the Act:

     Title of Each Class                 Name on each exchange on
     to be registered                    which each class is to be
                                         registered


     --------------------------      ------------------------------


     --------------------------      ------------------------------


Securities to be registered under section 12(g)of the Act:

Common Stock, $.001 par value per share, 20,000,000 shares authorized,4,949,750 issued and outstanding as of September 30, 2000. Preferred Stock, $.001 par value per share, 5,000,000 shares authorized, none issued nor outstanding as of September 30, 2000.

                  Forward Looking Statements
                  --------------------------

Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates,"
"projects," "plans," "believes," "expects,"   "anticipates,"
"intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements. Such statements reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results because actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results to differ materially from those contemplated by forward-looking statements include, without limitation:

1. Our ability to maintain, attract and integrate internal management, technical information, and management information systems;

2.  Our ability to generate customer demand for our services;

3.  The intensity of competition; and

4.  General economic conditions.

All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements

             INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I .  ....................................................     1

Item 1.  Description of Business.................................. 1
Item 2.  Management's Discussion and Plan of Operation............ 6
Item 3.  Description of Property.................................. 7
Item 4.  Security Ownership of Management and Others and Certain
         Security Holders......................................... 7
Item 5.  Directors, Executives, Officers and Significant
         Employees................................................ 8
Item 6.  Executive Compensation...................................10
Item 7.  Certain Relationships and Related Transactions...........10

Part II.  ........................................................11

Item 1.  Legal Proceedings........................................11
Item 2.  Market Price of and Dividends of the Registrant's
         Common Equity and Other Stockholder Matters..............11
Item 3.  Recent Sales of Unregistered Securities..................12
Item 4.  Description of Securities................................12
Item 5.  Indemnification of Directors and Officers................13

Part F/S .........................................................15

Item 1.  Financial Statements.....................................15
Item 2.  Changes in and Disagreements With Accountants on
         Accounting and Financial Disclosure......................15

Part III .........................................................24

Item 1.  Index to Exhibits........................................24
Item 2.  Description of Exhibits..................................26

                                Part I

We are filing this Form 10-SB on a voluntary basis to:

1.  Provide current, public information to the investment community;

2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

3. Comply with prerequisites for listing of our securities on the OTC Bulletin Board.

Item 1.  Description of Business

A.  Business Development and Summary

We were formed as a Nevada Corporation on April 27, 2000, under the name Media and Entertainment.com, Inc. ("Media & Entertainment," "We," or the "Company"). Our Articles authorize us to issue up to twenty million (20,000,000) shares of common stock at a par value of $0.001 per share and five million (5,000,000) shares of Preferred Stock at a par value of $0.001. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status with the SEC. The fully reporting status is a necessary step in accomplishing our goal of having our stock listed on the OTC Bulletin Boarder in the future. Consequently, we will continue voluntarily to file all necessary reports and forms as required by existing legislation and the SEC rules. Presently, we have no market maker and we have not discussed with any market maker or a registered broker any aspect of our operations.

On May 3, 2000, we issued 3,250,000 shares of our common stock to founding shareholders in exchange for cash. On June 29, 2000, we were issued a permit to sell securities to the public in the State of Nevada pursuant to Nevada Revised Statues Chapter 90.490. That offering (the "Offering") was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1933 (the "Act"), as amended, pursuant to regulation D, Rule 504 of the Act. We sold one million six hundred ninety-nine thousand seven hundred and fifty (1,699,750) shares of our common stock during the Offering to approximately one hundred twenty three (123) shareholders in the State of Nevada. The Offering was closed on September 30, 2000. As of September 30, 2000, the Company had four million nine hundred forty-nine thousand seven hundred and fifty (4,949,750) shares of its $0.001 par value common voting stock issued and outstanding, which are held by approximately one hundred twenty-five (125) shareholders of record.

(i)  Business Overview

Media & Entertainment intends to offer full spectrum media advertising, media management, communications technologies, and related services to the entertainment world, focusing on the motion picture distribution segment.

(ii)  Principal Services, Products and Principal Markets

We are a developmental stage company incorporated to transact any lawful business. We plan to provide a full spectrum advertising, media management and communications technology service package to the motion picture industry. Our service system is designed to improve the efficiency and cost effectiveness of advertising, promoting, marketing, and ultimately delivering cinematic, video, audio, and published works for the business-to-business and the consumer

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segments.  We believe that our turnkey, modular solutions
using the latest Internet communications technologies will improve net profits of our clientele.

Our services utilizing the latest in digital and streaming technology should lead to more efficient and effective dissemination of traditional "cinema" advertising materials. An advantage of using movie and video clips on the Internet is that the client is not restricted by 60 seconds - the typical length of a television commercial or a theater preview for a film. We believe that excerpting video and audio productions in interactive, real time vignettes for the business-to-business and consumer target audiences will enhance ticket sales and the sale of ancillary promotional products such as posters, T-shirts, etc.

Our goal is to create a seamless system of advertising, marketing, and distribution that our customers (primarily production and publishing companies) will find easy to use and Internet surfers will find simple to access. This goal is apparently within reach with our current prototype plan. However, at this time, we are still in the process of finalizing specific features and contracting with software vendors to undertake the programming work.

Initially, we plan to provide our services as an "invisible" behind-the-scenes agency. However, ultimately we will implement retail sales and delivery services for the promotional motion picture-specific products.

One role we will play is that of a publicist. In this role we will be responsible for the promotion and publicity aspects of our motion picture studio clients. This may include preparation of press releases (written in co-operation with the "in house" unit publicist), explaining everything anyone needs to know about the making of the motion picture and the picture itself (story, stars, etc.), which we will distribute to important people such as film critics. We will add the Internet to the traditional broadcast and print media distribution. Additionally we will distribute publicity stills (photographs taken by the unit photographer before, during, or after the shooting of a film for the purpose of advertising, publicity, and display in motion picture theaters), arrange press conferences and special premiers (which we can "simulcast" on the Internet), and give advanced details to prominent columnists - anything to seek the greatest amount of exposure for our client's films and stars. Our principal coordination will be with the head publicist of a studio, called the publicity director.
Another role we plan to play in public relations is to promote a film to the print or other media. In this role the Company will saturate newspaper and magazine editorial content and advertisements with positive reviews and snappy quotes/catch phrases from satisfied motion picture critics.
One of the many concerns a studio has while organizing the marketing campaign is billing (placement and utilization of star's names). All of the major stars have clauses in their contracts specifying how and when their name should appear in any sort of advertisement, be it a preview at the theater, a television commercial, a poster, a print ad, a billboard, or an Internet web page. We believe marketing over the Internet may be attractive to celebrities, as they can get a lot of attention without having to get physically too close to the fans.

(iii)  Status of Products and Services
It is our intention to enter the marketplace with proprietary service solutions summarized in an "Interactive Press Kit" (IPK) - a package that will be offered to our website viewer. Designed to be an integrated, multimedia visual and sound experience, an IPK will provide the best opportunity to get acquainted with our

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products and services in an instant experience with an opportunity for instant feedback. That should be valuable information for any entertainment company.
However , we have not yet begun the development and implementation of an IPK. During the limited operating history since inception on April 27, 2000, our activities have been limited primarily to organization, initial capitalization, finding an appropriate operating facility in Nevada, finding and securing an experienced management team and a board of directors, and commencing with initial operational plans.
As of December 21, 2000, we have developed a business plan and established what steps need to be taken to achieve the results set forth in that plan.

(iv) Industry Background and Current Status

The Industry and Potential Effect on the Our Plan of Operation

The entertainment industry has traditionally functioned in a "hills-and-valleys" cycle of production. The "hills" occur when films debut
- following the "valleys" that occur while films are in production. Given such cycle, in-house operation of promotional utilities such as Internet websites may be inefficient. This problem is aggravated by an increasing number of new entertainment alternatives - the returns on movie-promotion efforts are declining as people are attracted away from movies. In this environment there is a profit potential in a) developing more efficient means of enrolling the entertainment consumer, b) developing new means of delivering the entertainment, and c) developing new entertainment products.

The traditional cinema and recording industries have done very little over the last 20 years to address the problems and challenges of the "hills and valleys" cycle. They have relied heavily on traditional advertising and marketing, which is increasing in cost and decreasing in effectiveness. The industry has restructured into one with a few giants and a wide range of smaller independent production companies. Cinema blockbusters are great, but the industry cannot survive on them. The lean and mean independents are where the bulk of the early innovator/ adopters of our initial target markets are to be found. The motion picture industry is a worldwide industry. In addition to the production and distribution of motion pictures in the United States, motion picture distributors generate revenues internationally. In recent years, there has been a substantial increase in the amount of filmed entertainment revenue generated by U.S. motion picture distributors from foreign sources. This growth has been due to a number of factors, including among other things, the general worldwide acceptance of and demand for motion pictures produced in the United States, the privatization of many foreign television industries, growth in the number of foreign households with videocassette players, and growth in the number of foreign theater screens. The cost of distribution in the global market is great, and it seems that the Internet provides a significant cost-saving opportunity in this area.

Distribution expenses consist primarily of the costs of advertising and preparing release prints. These costs are not included in direct production costs and, in many instances, can run as high as thirty percent of the overall costs of a production. There is a high degree of competition for those promotion dollars. Many of our present and future competitors are larger and have significantly greater financial, technical, production, marketing and other resources than those we have. Our ability to compete successfully depends upon our ability to identify and complete development and introduction into the marketplace in a timely manner, of our proposed services and products, and to enhance and improve

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

upon such services and products. In the event we are unable to respond to competitive developments, we would be adversely affected.

(v)  Raw Materials and Suppliers

We plan to provide a full spectrum advertising, media management, and communications technology package for the motion picture production industry and will not use raw materials or have any significant suppliers of such.

We do not intend to manufacture any products, but rather intend to distribute ancillary promotional products provided by the motion picture production units (our clients).

(vi) Customers

At least in the first stages of operations, our target clientele will include motion picture production companies, with whom our principals have long-term acquaintances and/ or previous relationships. We believe that most motion picture production companies would prefer to outsource promotion rather than to operate an Internet-based promotion unit "in house." The primary reason for this is the sporadic and cyclical nature of the production of motion pictures.

It should be noted the ten (10) largest advertising agencies, serve approximately seventy five (75) percent of the entire entertainment business in the U.S. Once a motion picture is in production, promotion becomes the next concern of a production company. With limited resources, we believe it will take substantial time and sustained effort to obtain service contracts. This could adversely affect our sales results.

We plan to offer a well-developed advertising, marketing, and distribution plan to our target market customers, which should encourage their participation with our company in a joint venture or licensing arrangement. Our marketing strategy incorporates relatively high pricing with a focus on early innovators. Productions promoted with this technology and strategy will attract magazine and website publicity, leading early innovators to our website (or sites).

(vii)     Patents, Trademarks, Licenses, Franchises, Concessions,
Royalty, Agreements, or Labor Contracts

We plan to serve the holders of intellectual property rights, specifically copyrights and trademarks, and expect to receive the benefits and protections of those rights as a subcontractor.
Motion pictures do not generally qualify for patents.

(viii)    Regulation

Distribution, reproduction, and broadcast rights to motion pictures and related music publishing are granted legal protection under the copyright laws of the United States and most foreign countries. These laws provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. Motion pictures, musical works, sound recordings, art work, still photography and motion picture properties are separate works subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended. Motion picture piracy is an industry-wide problem. The Motion Picture Association of America ("MPAA"), an industry trade association, operates a piracy hotline and investigates all reports of such piracy. Depending upon the results

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

of such investigations, appropriate legal action may be brought by the owner of the rights. Depending upon the extent of the piracy, the Federal Bureau of Investigation may assist in these investigations and related criminal prosecutions.

The Code and Ratings Administration of the MPAA assigns ratings indicating age-group suitability for theatrical distribution of motion pictures. Unrated motion pictures (or motion pictures receiving the most restrictive rating) may not be exhibited by certain theatrical exhibitors or in certain locales, thereby potentially reducing the total revenues generated by such films. United States television stations and networks, as well as foreign governments, impose additional restrictions on the content of motion pictures, which may restrict in whole or in part theatrical or television exhibition in particular territories. The forgoing applies to us in the reproduction and/ or broadcast of "stills", vignettes, and any other representation from the subject productions. There can be no assurance that current and future restrictions on the content of motion pictures may not limit or adversely affect our ability to exploit certain motion pictures in certain territories and media.

There is a new field of regulation emerging around Internet broadcast and web originated copying. Because we would function under contract to the holders of intellectual property rights, such regulations are not anticipated to materially effect our activities.

(ix) Effect of Existing or Probable Government Regulations

Although we plan on obtaining all required federal and state permits, licenses, there can be no assurance that our operations and profitability will not be subject to more restrictive regulation or increased taxation by federal, state, or local agencies.

(x)   Research and Development Activities

We believe we can minimize the cost to produce necessary software by outsourcing instead of maintaining an in-house development team. However, our goal is to implement innovative methods of utilizing the Internet. Thus, we will always be seeking new methods, applications, and usages of the Internet.

To date, we have not incurred any research and development costs. However, we believe we will incur approximately $10,000 in research and development expenses over the next twelve (12) months. These costs are not expected to be borne by any of our customers, of which there are none, but rather by us.

(xi)  Impact of Environmental Laws

There are no environmental laws that materially impact us.

(xii) Employees

We presently have three part-time employees. Our employees are not represented by a collective bargaining agreement, and we believe our relations with our employees are good. All of the research and development will be subcontracted to outside vendors and will be coordinated by the President of the Company.

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

Item 2.  Management's Discussion and Plan of Operation

A.  Management's Plan of Operation

(i) In our initial approximately five-month operating period ended September 30, 2000, we incurred a net loss of approximately $52,994 and a negative cash flow of $7,994 from operations. We have yet to receive any revenues from operations.

On May 3, 2000, founding shareholders purchased three million two hundred fifty thousand (3,250,000) shares of the Company's common stock in exchange for cash.

We made a stock offering pursuant to Nevada Revised Statues Chapter
90.490 (hereinafter referred to as the "Offering"). That Offering was made in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1993 (the "Act"), as amended, pursuant to Regulation D, Rule 504 of the Act. We sold one million six hundred ninety-nine thousand seven hundred and fifty (1,699,750) shares of our Common Stock during the Offering to approximately one hundred twenty three (123) shareholders in the State of Nevada. The offering was closed September 30, 2000. As of the date of this Registration Statement, we have four million nine hundred forty-nine thousand seven hundred and fifty (4,949,750) shares of our $0.001 par value common voting stock issued and outstanding which are held by approximately one hundred twenty five (125) shareholders of record, including our founders. We anticipate that the proceeds from the Offering will be sufficient to satisfy our capital needs for the next approximately twenty four (24) months. We currently have no arrangements or commitments for accounts and accounts receivable financing. There can be no assurance that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

We are a developmental stage company intent on providing comprehensive services to the entertainment world in the areas of media advertising, media management, communications technologies, and other related services.

There are no guarantees other agencies could not enter the market first with a similar product and services beforehand. Other companies could be developing a similar product and services. If they enter the market first, this would dramatically impact our earnings potential. Additionally, a superior competitive product could force us out of business.

As of September 30, 2000, we have yet to generate any revenues. In addition, we do not expect to generate any revenues over the next approximately twelve (12) to eighteen (18) months.

(ii) No engineering, management or similar report has been prepared or provided for external use by us in connection with the offer of our securities to the public.

(iii) We believe our future growth and success will be largely dependent on our ability to establish and service strong initial contracts with major studios.

(iv) We do not expect to purchase or sell any facilities or equipment.

(v) We do not anticipate any significant changes in the number of our employees over the next approximately twelve (12) months.

B.    Segment Data

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As of September 30, 2000, we have generated no sales revenue.
Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.      Description of Property

A.   Description of Property

Our corporate headquarters are located at 500 NORTH RAINBOW BLVD., SUITE 300,Las Vegas, NV 89107, telephone: (702) 221-1935. The office space is provided by one of our officers at no cost to us.
We pay for our own telephone service.

We plan to sub-contract all of our development and research work to other companies. Therefore, at this time, we do not believe we need the expense burden of leasing office facilities.

We believe that this arrangement is suitable given the limited nature of our current operations, and also believe that we will not need to lease additional administrative offices and/ or research facilities for the next twenty-four (24) months. There are currently no proposed programs for the renovation, improvement or development of the facilities currently being utilized by the Company.

B.   Investment Policies

We do not currently own and we have not made any investments in real estate, including real estate mortgages, and we do not intend to make such investments in the near future.

Item 4.      Security Ownership of Management and Certain Security
Holders

A. The following table sets forth information concerning stock ownership of
(i) each director, (ii) each executive officer, (iii) the directors and officers of our Company as a group, (iv) and each person known by us to own beneficially more than five percent (5%) of our Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.


                                              Number
Title         Name and Address                of shares    Percent
of            of Beneficial                   held by      of
Class         Owner of Shares     Position     owner        Class
-------------------------------------------------------------------


Common       Roger Paglia (1)    CEO/CFO      1,625,000    32.83%
Common       Jon Jannotta (1)    Exec. VP     1,625,000    32.83%
-------------------------------------------------------------------


Common      All Executive Officers and
            Directors as a Group (2 persons)  3,250,000    65.66%

(1) c/o Media and Entertainment.com, Inc., 500 NORTH RAINBOW BLVD., SUITE 300, Las Vegas, NV 89107.

B.  Persons Sharing Ownership of Control of Shares

    No persons other than Roger Paglia and John Jannotta owns or shares the power to vote ten percent (10%) or more of the Company's securities.

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C.    Non-voting Securities and Principal Holders Thereof

We have not issued any non-voting securities.

D.    Options, Warrants and Rights

There are no options, warrants or rights to purchase our securities.

E.   Parents of the Issuer

Under the definition of parent, as including any person or business entity who controls substantially all (more than 80%) of the issuers of common stock, we (the Company) have no parents.

Item 5.   Directors, Executive Officers and Significant Employees

A.    Directors, Executive Officers and Significant Employees

The names, ages and positions of our directors and executive officers are as follows:

Name                    Age                Position
- ------------          ---           -----------------------------

Roger Paglia             47         President, Chief Executive
                                    Officer, Chief Financial Officer,
                                    Treasurer and Director

John Jannotta            52         Executive Vice President

Benedict Paglia          57         Vice-President/Secretary

B.    Family relationships

Roger Paglia and Benedict Paglia are brothers.

C.    Work Experience

Our Company is led by Mr. Roger Paglia, Chairman of the Board of Directors, CEO and President. Mr. Paglia has over twenty-five experience as an entertainment industry executive, music publisher, and record producer. He holds a B.A. in Business Administration and Accounting from UCLA. Mr. Paglia has served as President of an international music publishing company and directed the record production activities at Lorimar. In addition, he has produced for other major record labels. Mr. Paglia founded PEC Services, which specialized in motion picture film distribution, post production services, and fulfillment services. PEC's clientele included all of the Walt Disney Companies, including Touchstone Pictures, Hollywood Pictures, Buena Vista Worldwide, Hollywood Records, Buena Vista Music Publishing, Aaron Spelling Productions, Sony/Tristar/Columbia Pictures as well as Lorimar, ABC, NBC, and numerous independent companies.

Mr. Paglia's experience is founded in the technical and creative aspects of the entertainment industry, but his expertise is in the marketing, logistics, and product acquisition/ development segments of the business. He has served as President and CEO of several entertainment companies, in each instance creating dramatic increases in both sales and net profits. As President and CEO of Dunhill

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Communications he increased sales from $1.2 Million to 10 Million dollars and created new products that increased earnings by over 60%.

Mr. Jannotta, Executive Vice President, is a principal and director of JON J. JANNOTTA ARCHITECTS-PLANNERS, INC. He has been a licensed General Contractor in the state of California for twenty years and a licensed Architect in the states of California and Nevada for twelve years. Mr. Jannotta holds a Bachelor of Architecture and a Masters Degree in Architecture and Urban Planning. Mr. Jannotta's experience not only includes the business of architecture, but he is also presently involved as a partner in two major shopping centers both as an architect and as a general partner in the development. Mr. Jannotta is also a partner in two Nevada multi-family projects in he which he has developed the project from the initial site identification and subsequent land acquisition, to the completed product development.

Mr. Jannotta's experience includes the practice of architecture, the knowledge of the construction industry, and the expertise of a developer, as well as general business administration. Mr. Jannotta has been in business since 1974 in the Southern California area and has done extensive work in the Las Vegas Metropolitan area since 1984.

Mr. Benedict Paglia co-founded and currently serves as CEO of ALLIED SYSTEMS GROUP, a management, consulting, engineering, and design firm. The Company's services include logistics, consulting, engineering, facilities engineering, e-commerce and web site development. ALLIED SYSTEMS GROUP developed the "Virtual Consultant" and was the first to offer management consulting and logistics services via the Internet. He also co-founded and is a partner in DC Global Network (www.DCGlobalnet.com) an Internet based consultancy offering a full line of business consulting services providing business and operational solutions to distributors, retailers, and manufacturers around the globe. Mr. Benedict Paglia also has an extensive thirty five year background in the entertainment business, including the design, development and construction and operation of the "state of the art" live performance venues, as owner and/ or operator of nightclubs and discos in New York and Los Angeles. He has also performed promotion and production of live concerts featuring headline mainstream performers, as well as artist management and record production.

D.   Involvement on Certain Material Legal Proceedings During the
     Last Five Years

(1) No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

(2) No bankruptcy petitions have been filed by or against any business of property of any director, officer, significant employee or consultant of the Company nor has any bankruptcy petition been filed against a partnership or business association where these persons were general partners or executive officers.

(3) No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

(4) No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

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Item 6.  Executive Compensation

(i) Remuneration of Directors and Executive Officers

None of our executive officers is currently drawing a salary from the Company, and we - in order to manage our limited financial resources prudently - do not plan on compensating any of our executive officers for services rendered in the foreseeable future.

There are currently have no employment agreements with our executive officers.

(ii) Compensation of Directors

There were no arrangements pursuant to which any of our Directors were compensated for the period from April 27, 2000 to September
30, 2000, for any service provided as a director. In addition, no such arrangement is contemplated for the foreseeable future.

Item 7.  Interest of Management and Others in Certain Transactions

Because of our development stage nature and its relatively recent inception, April 27, 2000, we have no relationships or transactions to disclose.

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                                 Part II

Item 1.  Legal Proceedings

We are not currently involved in any legal proceedings nor do we have knowledge of any threatened litigation.

Item 2.  Market for Common Equity and Related Stockholder Matters

A.   Market Information

(1) Our common stock is currently not traded on the OTC Bulletin Board or any other formal or national securities exchange. There is no trading market for our Common Stock at present and there has been no trading market to date. At this time, our management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for our securities, but we may initiate such discussions in the future. In addition, being a start-up, we have no fiscal history to disclose.

(2)(i) There is currently no common stock which is subject to outstanding options or warrants to purchase, or securities convertible into, our Common Stock.

(ii) There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933, as amended, or that the registrant has agreed to register for sale by the security holders.

(iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.  Dividends

We have never paid or declared any dividend on its common stock and do not anticipate paying cash dividends in the foreseeable future.

C.  Holders

As of September 30, 2000, we have approximately one hundred twenty five (125) stockholders of record.

D.  Reports to Shareholders

We intend to furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.  Transfer Agent and Registrar

The Transfer Agent for our common voting stock is Pacific Stock
Transfer Company, 5844 S. Pecos, Suite D, Las Vegas, Nevada 89120,
(702) 361-3033.

Item 3.  Recent Sales of Unregistered Securities

We were issued a permit to sell securities to the public in the State of Nevada on June 29,2000 pursuant to Nevada Revised Statues Chapter 90.490. We made that offering (the "Offering") in reliance upon an exemption from the registration provisions of Section 5 of the Securities Act of 1933 (the "Act"), as amended, pursuant to regulation D, Rule 504, of the Act. We sold one million six hundred ninety-nine thousand seven hundred and fifty (1,699,750) shares of the Common Stock of the Company during the Offering to approximately one hundred twenty three (123) shareholders in the State of Nevada. The Offering was closed September 30, 2000. As of September 30, 2000, we have four million nine hundred forty-nine thousand seven hundred and fifty (4,949,750) shares of our $0.001 par value common voting stock issued and outstanding which are held by approximately one hundred twenty five (125) shareholders of record.

Item 4.  Description of Securities

A.  Common Stock

(1)  Description of Rights and Liabilities of Common Stockholders

i. Dividend Rights - The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as our Board of Directors may from time to time determine. The Board of Directors will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to our earnings, financial condition, capital requirements and such other factors as the Board may deem relevant.

ii. Voting Rights - Each holder of our common stock is entitled to one vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors. All voting is noncumulative, which means the holder of fifty percent (50%) of the shares voting for the election of the directors can elect all the directors. The board of directors may issue shares for consideration of previously authorized but unissued common stock without future stockholder action.

iii. Liquidation Rights - Upon liquidation, the holders of the common stock are entitled to receive pro rata all of our assets available for distribution to such holders.

iv. Preemptive Rights - Holders of common stock are not entitled to preemptive rights.

v. Conversion Rights - No shares of common stock are currently subject to outstanding options, warrants, or other convertible securities.

vi. Redemption rights - no redemption rights exist for shares of common stock.

vii.Sinking Fund Provisions - No sinking fund provisions exist.

viii.Further Liability For Calls - No shares of common stock are subject to further call or assessment by the issuer. We have not issued stock options as of the date of this registration statement.

(2) Potential Liabilities of Common Stockholders to State and Local
Authorities

No material potential liabilities are anticipated to be imposed on stockholders under state statutes. Certain Nevada regulations, however, require regulation of beneficial owners of more than five percent (5%) of the voting securities. Stockholders that fall into this category, therefore, may be subject to fines in circumstances where non-compliance with these regulations are established.

B.   Debt Securities

We are not registering any debt securities, nor are any outstanding.

C.   Other Securities To Be Registered

We are not registering any security other than its Common Stock.

Item 5.  Indemnification of Directors and Officers

Our Company Bylaws provide for indemnification of our directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him /her in connection with any proceeding to which he/ she may be made a party, or in which he/ she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/ she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/ her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being in the best interests of the Corporation.

The Bylaws of the Company further states the Company shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, the Company has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of the Company states that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

Article XI of the Articles of Incorporation states: "The corporation shall indemnify any person who incurs expenses by reason of the fact that he or she is or was an officer, director, employee of agent of the corporation. This indemnification shall be mandatory on all circumstances in which indemnification is permitted by law." Article XII of the Articles of Incorporation states: "The corporation shall indemnify its directors and officers of the corporation from personal liability for lawful acts of the corporation as permitted by law."

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               Part F/S

Item 1.  Financial Statements

The following documents are filed as part of this report:

a) Media and Entertainment.com, Inc.

                                                         Page


Financial Statements

Report of G. Brad Beckstead, CPA                            1

Balance Sheet as of September 30, 2000                      2

Statement of Operations for the period from
       April 27, 2000 through September 30, 2000            3

Statement of Stockholder's Equity for the period from
       April 27, 2000 through September 30, 2000            4

Statement of Cash Flows for the period from
       April 27, 2000 through September 30, 2000            5

Notes to Financial Statements                              6-7

b) Interim Financial Statements are not provided at this time as they are not applicable at this time.

c) Financial Statements of Businesses Acquired or to be acquired are not provided at this time, as they are not applicable at this time.

d) Proforma Financial Information is not provided at this time, as it is not applicable at this time.

Item 2.  Changes in and Disagreements with Accountants on
Accounting and Financial Disclosure.

         None -  Not Applicable.

                       Financial Statements

                         TABLE OF CONTENTS



Financial Statements                                      Page

Independent Auditor's Report                                 1

Balance                                                      2

Income Statement                                             3

Statement of Stockholder's Equity                            4

Statement of Cash Flows                                      5

Footnotes                                                    6

G. BRAD BECKSTEAD
Certified Public Accountant
                                                330 E. Warm Springs
                                                Las Vegas, NV 89119
                                                       702.528.1984
                                                425.928.2877 (efax)

                   INDEPENDENT AUDITOR'S REPORT

October 17, 2000

Board of Directors
Media and Entertainment.com, Inc.
Las Vegas, NV

I have audited the Balance Sheets of Media and Entertainment.com, Inc. (the "Company") (A Development Stage Company), as of September 30, 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period April 27, 2000 (Date of Inception) to September 30, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Media and Entertainment.com, Inc. (A Development Stage Company) as of September 30, 2000, and the results of its operations and cash flows for the period April 27, 2000 (Date of Inception) to September 30, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ G. Brad Beckstead, CPA

                 Media and Entertainment.com, Inc.
                   (A Development Stage Company)

                           Balance Sheet
                        September 30, 2000




Assets

Cash                                            $170,481
                                                --------

     Current assets                              170,481
                                                --------


                                                $170,481
                                                ========



Liabilities and Stockholders' Equity

Accounts payable                                 $45,000
                                                --------

     Current liabilities                          45,000
                                                --------

                                                  45,000

Common stock, $0.001 par value,
      20,000,000 shares authorized; 4,949,750
     shares issued and outstanding
     at 9/30/00                                    4,950

Preferred stock, $0.001 par value,
      5,000,000 shares authorized; no
      shares issued and outstanding at 9/30/00      -0-

Additional paid-in capital                       173,525

Deficit accumulated during development stage     (52,994)
                                                --------

                                                 125,481
                                                --------
                                                $170,481
                                                ========

The accompanying Notes are an integral part of these financial statement

                 Media and Entertainment.com, Inc.
                   (A Development Stage Company)

                         Income Statement
                          For the period
               April 27, 2000 (Date of Inception) to
                        September 30, 2000





                                                  April 27, 2000
                                                  (Inception) to
                                                September 30, 2000
                                                ------------------



     Revenue                                            $      -0-

      General and administrative expenses                   52,994
                                                        ----------


      Net loss                                          $  (52,994)
                                                        ===========




     Weighted average number of
          common shares outstanding                       3,583,284

     Net loss per share                                  $      -0-
                                                         ==========

The accompanying Notes are an integral part of these financial statements

                 Media and Entertainment.com, Inc.
                   (A Development Stage Company)

           Statement of Changes in Stockholders' Equity
                          For the period
                April 27, 2000 (Date of Inception)
                       to September 30, 2000





                                               Deficit
                                            Accumulated
                                 Additional    During        Total
                 Common   Stock   Paid-in   Development  Stockholders
                 Shares   Amount  Capital      Stage        Equity
                 ------   ------  -------      -----        ------

April 26, 2000
Issued for cash

               3,250,000  $3,250 $  5,250    $     -0-     $8,500


September 30, 2000
Issued for cash pursuant
to Rule 504 offering

               1,699,750   1,700   168,275                169,975


Net Loss,
April 27, 2000
(inception) to
September 30, 2000
                                               (52,994)   (52,994)
              ------------------------------------------------------

Balance as of
September 30, 2000

               4,949,750  $4,950 $ 173,525   $ (52,994)   $125,481
               =========  ====== =========   ==========   ========

The accompanying Notes are an integral part of these financial statements

                 Media and Entertainment.com, Inc.
                   (A Development Stage Company)

                      Statement of Cash Flows
                          For the period
                April 27, 2000 (Date of Inception)
                       to September 30, 2000



CASH FLOWS USED BY OPERATING ACTIVITIES

      Net loss                                            (52,994)

      Increase in accounts payable                         45,000
                                                         --------

      Net cash used by operating activities               (7,994)
                                                         --------


CASH FLOWS FROM INVESTING ACTIVITIES

      Net cash used by investing activities                   -0-
                                                         --------


CASH FLOWS FROM FINANCING ACTIVITIES

      Issuance of common stock                             4,950

      Additional paid-in capital                         173,525
                                                        ---------

      Net cash provided by financing activities          178,475

      Beginning cash                                         -0-
                                                        ---------

      Ending cash                                        170,481
                                                        =========



NON-CASH TRANSACTIONS

      Interest expense                                      -0-
      Income taxes                                          -0-

The accompanying Notes are an integral part of these financial statements

                 Media and Entertainment.com, Inc.
                   (A Development Stage Company)
                             Footnotes

Note 1 - History and organization of the company

The Company was organized April 27, 2000 (Date of Inception) under the laws of the State of Nevada. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 of its $0.001 par value common stock.

Note 2 - Summary of significant accounting policies

Accounting method
-----------------
 The Company reports income and expenses on the accrual method.

Estimates
---------
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
-------------------------
 The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of September 30, 2000.

Reporting on the costs of start-up activities
---------------------------------------------
 Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Loss per share
--------------
 Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of September 30, 2000, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Dividends
---------
 The  Company has not yet adopted any policy regarding  payment  of
 dividends.   No  dividends  have  been  paid  or  declared   since
 inception.

Year end
--------
 The Company has adopted December 31 as its fiscal year end.

Note 3 - Income taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

There is no provision for income taxes for the year ended September 30, 2000, due to the net loss and no state income tax in Nevada.

                 Media and Entertainment.com, Inc.
                   (A Development Stage Company)
                             Footnotes


Note 4 - Stockholders' Equity

The Company is authorized to issue 20,000,000 shares of its $0.001 par value common stock and 5,000,000 shares of its $0.001 par value preferred stock.

On May 3, 2000, the Company issued 3,250,000 shares of its $.001 par value common stock for cash of $8,500. Of the total, $3,250 is considered common stock and $5,250 is considered additional paid-in capital.

On September 30, 2000, the Company closed its Reg. D, Rule 504 of the 1933 Securities Act offering. Pursuant to the offering, the Company issued 1,699,750 shares of $.001 par value common stock at $.10 per share for total cash, net of $1,300 of offering costs, of $169,975. Of the total, $1,700 is considered common stock, and $168,275 is considered additional paid-in capital.

There have been no other issuances of common or preferred stock.

Note 5 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Note 6 - Related party transactions

The Company rents office space from JBS Executive Suites, LLC, a company owned by one of the Company's shareholders. Total rent for the period ended 9/30/00 is $312.

The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 7 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.

Note 8 - Commitments

The Company entered into a consulting agreement with GoPublicCentral.com for services relating to its public offerings, investor relations, and corporate matters for a total of $50,000. As of 9/30/00, the Company paid $5,000. The remaining $45,000 is accrued in accounts payable. Subsequent to 9/30/00, the Company paid GoPublicCentral.com $35,000.

Note 9 - Subsequent events

On October 4, 2000, the Company prepaid rent in the amount of $7,755 to JBS Executive Suites, LLC, a company owned by a shareholder.

                                Part III

Item 1.    Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit Number   Name and/ or Identification of Exhibit
- -----------------------------------------------------------------

1.    Underwritten agreement

      None. Not Applicable

2. Plan of Acquisition, Reorganization, Arrangement,Liquidation, or Succession.
      None. Not Applicable
3.    Articles of Incorporation & By - Laws

a)    Articles of Incorporation of the Company Filed April 27, 2000

b)    By-Laws of the Company adopted May 19, 2000

4.    Instruments Defining the Rights of Security Holders

      No instruments other than those included in Exhibit 3

5.    Option of Legality

      None.  Not Applicable

6.    Option on Liquidation Preference

      None. Not Applicable

7.    Option on Liquidation Matters

      None. Not Applicable

8.    Option on Tax Matters

      None. Not Applicable

9.    Voting Trust Agreement and Amendments

      None. Not Applicable

10.   Material Contracts

      None. Not applicable

11.   Statement Re Computation of Per Share Earnings

      Not applicable-Computation of per share earnings can be clearly determined from the Statement of Operations in the Company's financial statements.

12.   No Exhibit Required

      None. Not applicable

13.   Annual or Quarterly Reports - Form 10-Q

      None. Not Applicable

14.   Material Foreign Patents

      None. Not Applicable

15.   Letter of Unaudited Interim Financial Information

      None. Not Applicable

16.   Letter on Change in Certifying Accountant

      None. Not Applicable

17.   Letter of Director Resignation

      None. Not Applicable

18.   Letter on Change in Accounting Principles

      None. Not Applicable

19.   Reports Furnished to Security Holders

      None. Not Applicable

20.   Other Documents or Statements to Security Holders

      None.  Not Applicable

21.   Subsidiaries of Small Business Issuers

      None. Not Applicable

22.   Published Report Regarding Matters Submitted to Vote of
      Security Holders

      None. Not Applicable

23.   Consent of Experts and Counsel

      None. Not Applicable

24.   Power of Attorney

      None. Not Applicable

25.   Statement of Eligibility of Trustee

      None. Not Applicable

26.   Invitations for Competitive Bids

      None. Not Applicable

27.   Financial data Schedule

      Financial Data Schedule of Media and Entertainment.com, Inc. ending September 30, 2000

28.   Information from Reports Furnished to State Insurance
      Regulatory Authorities

      Not applicable

29.   Additional Exhibits

      None - Not applicable

Item 2.   Description of Exhibits

Exhibit Number   Description of Exhibit
-------------------------------------------------------------------

3.    Articles of Incorporation & By - Laws

a)    Articles of Incorporation of the Company Filed April 27, 2000

b)    By-Laws of the Company adopted May 19, 2000

                            SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of
1934, the
registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Media and Entertainment, Inc.
                        -----------------------------

                               (Registrant)

Dated:  December 21, 2000

By:   /s/ Roger Paglia
- ----------------------
Roger Paglia, Chairman of the Board, President and Chief Executive
Officer

By:  /s/ Jon Jannotta
- ----------------------
Executive Vice President, Director